FORM 6

CERTIFICATE OF COMPLIANCE

TO: CANADIAN SECURITIES EXCHANGE ("CSE")

C21 Investments Inc.                                         (the "Listed Issuer") hereby certifies to CSE

[Name of Listed Issuer]

that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in  Policy 1).

Date:	June 7, 2024

Signed:	"Michael Kidd"
(Signature)

Michael Kidd
(Print Name)

Chief Financial Officer
(Print Office)

FORM 6 - CERTIFICATE OF COMPLIANCE

January 2015